Filed by Matinas BioPharma Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Matinas BioPharma Holdings, Inc.

Commission File No. 001-38022

Date: July 21, 2026



Corporate Presentation
July 2026

GHPOWER

Important Notice and Disclaimers

This presentation (this "Presentation") has been prepared by GH Power Inc. ("GH Power") solely for informational purposes and is being made in connection with the proposed business combination (the "Business Combination") among GH Power, Matinas BioPharma Holdings, Inc. ("Matinas"), 1001550000 Ontario Inc., which is expected to be renamed "GH Power International Inc." at the Business Combination's closing ("GH Power International"), 1001550002 Ontario Inc. and MBH Merger Sub, Inc., pursuant to the Business Combination Agreement, dated as of July 10, 2026, by and among the parties (the "Business Combination Agreement"). By accepting this Presentation, the recipient acknowledges and agrees to the following terms. In connection with the proposed business combination and related approvals, Matinas, GH Power, and GH Power International expect to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission. The registration statement will contain a preliminary proxy statement for Matinas stockholders that will also constitute a preliminary prospectus of GH Power International. As of the date of this communication, the Form F-4 has not been filed, and no definitive proxy statement/prospectus is available. After the registration statement is declared effective, Matinas will mail a definitive proxy statement/prospectus to its stockholders.

INVESTORS, STOCKHOLDERS, SHAREHOLDERS, AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATINAS, GH POWER, GH POWER INTERNATIONAL, THE PROPOSED BUSINESS COMBINATION, AND RELATED MATTERS. Matinas stockholders will be able to obtain free copies of the proxy statement/prospectus, when available, and other documents filed with the SEC by Matinas or GH Power International by directing a request to jjabbour@MatinasBioPharma.com. These documents will also be available, without charge, on the SEC's website at www.sec.gov.

Participants in the Solicitation. Matinas, GH Power, GH Power International, and their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed participants in the solicitation of proxies from Matinas stockholders in connection with the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of Matinas's directors and executive officers in the sections titled "Directors and Executive Officers" and "Executive Compensation" in Matinas's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026, which is available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/1582554/000149315226014132/form10-k.htm.

Information regarding the persons who may be deemed participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials when they become available. These documents, once available, may be obtained free of charge from the SEC's website at www.sec.gov or by directing a request to jjabbour@MatinasBioPharma.com.

No Offer or Solicitation. This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval with respect to the proposed business combination or any other transaction described herein. No securities may be offered or sold in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that jurisdiction. No offering of securities in connection with the proposed transaction will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, pursuant to an exemption from, or in a transaction not subject to, registration requirements, or pursuant to applicable prospectus exemptions under Canadian securities laws.

Private Placement Legend (PIPE Financing). The PIPE Financing is being conducted pursuant to subscription agreements with certain investors for an aggregate amount of at least $15,000,000, with the securities to be issued by GH Power immediately prior to the closing of the Business Combination on the terms and subject to the conditions set forth in the applicable subscription agreements (the "**PIPE Financing**"). Any securities to be issued in the PIPE Financing have not been and will not be registered under the Securities Act, or any state securities laws, and are being offered and sold only to "accredited investors" (as defined in Rule 501 of Regulation D under the Securities Act) in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Such securities may not be offered, sold, pledged or otherwise transferred in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws, "including, where applicable, Rule 144, Rule 144A for resales to qualified institutional buyers, or another available exemption.

CONTINUED ON PAGE 3

Important Notice and Disclaimers

No Representation or Warranty; Non-Reliance. No representation or warranty, express or implied, is made by GH Power, Matinas, GH Power International or any of their respective affiliates, directors, officers, employees, advisors or representatives as to the accuracy, completeness, fairness or reasonableness of the information contained in this Presentation, and no liability whatsoever is accepted by any such person for any loss howsoever arising, directly or indirectly, from any use of this Presentation or its contents. Recipients of this Presentation should not rely on the information contained herein and should conduct their own independent investigation and analysis of GH Power, Matinas, GH Power International and the Business Combination. This Presentation does not constitute, and should not be construed as, legal, tax, accounting, financial or investment advice, and recipients should consult their own advisors regarding the Business Combination, the PIPE Financing and any related securities law matters.

Forward-Looking Statements. This communication contains forward-looking statements within the meaning of the U.S. federal securities laws regarding the proposed business combination involving Matinas, GH Power, and GH Power International. These statements include, among others, statements regarding the anticipated benefits and timing of the proposed business combination; GH Power's assets, technology, development plans, and commercial opportunities; the PIPE financing; the expected ownership, capitalization, and listing of GH Power International; satisfaction of closing conditions; access to public capital markets; commercialization and project deployment; strategic partnerships and market opportunities; financing and use of proceeds; and future financial condition, performance, and strategy. Forward-looking statements generally may be identified by words such as "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "potential," "plan," "may," "should," "will," "would," "will continue," "will likely result," and similar expressions.

Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; failure to satisfy closing conditions, including Matinas stockholder approval, GH Power securityholder approval, Ontario court approvals, effectiveness of the Form F-4 registration statement, completion of GH Power financing resulting in gross proceeds of at least $15.0 million, GH Power International qualifying as a foreign private issuer at closing, and listing of GH Power International's securities on the NYSE American; failure to realize the anticipated benefits of the proposed business combination; costs associated with the proposed business combination and becoming a public company; changes in business, market, financial, political, and regulatory conditions; risks relating to GH Power International's anticipated operations and business; the outcome of any legal proceedings that may be instituted against Matinas, GH Power, GH Power International, or others following announcement of the proposed business combination; and the risk factors discussed in documents that Matinas has filed, or that Matinas and/or GH Power International will file, with the SEC. Matinas, GH Power, and GH Power International undertake no obligation to update any forward-looking statements except as required by applicable law.

Recipients Outside the United States. This Presentation is being distributed only to, and is directed only at persons in the United States. Any securities described herein have not been and will not be qualified for distribution to the public under applicable securities laws in any province or territory of Canada, The Commonwealth of The Bahamas, or any other jurisdiction outside the United States, and no prospectus has been or will be filed with any securities regulatory authority in any such jurisdiction. To the extent that this Presentation is received by any person in Canada, The Bahamas or any other jurisdiction outside the United States, it is provided for informational purposes only and does not constitute, and shall not be construed as, an offer to sell or a solicitation of an offer to buy any securities in such jurisdiction.

Table of Contents



GHPOWER

Transaction Overview



Business Combination of GH Power and Matinas BioPharma

Overview

- GH Power builds and operates proprietary reactors that transform waste metal into four revenue streams: clean alumina, hydrogen, dispatchable heat, and carbon offset certificates.
- If the proposed transaction is completed, GH Power and Matinas will become wholly owned subsidiaries of a newly formed Ontario corporation expected to be named GH Power International.
- Following completion of the transaction, it is expected that GH Power International's common shares will be listed on the NYSE American, subject to approval of the listing application and satisfaction of the exchange's applicable listing standards.

Transaction Summary

- Based on the current transaction terms, existing GH Power shareholders are expected to own approximately 91% of GH Power International's outstanding equity at closing, and existing Matinas stockholders are expected to own approximately 9%. However, these percentages are subject to adjustment under the business combination agreement and plan of arrangement, including for capital raised by GH Power or Matinas before closing and for certain other issuances.
- If completed, the Business Combination will provide GH Power access to public capital markets to fund the commercial rollout of the Company's product globally.
- In connection with the Business Combination and as a condition to its closing, GH Power is pursuing a $15M or more private investment in public equity financing, commonly referred to as a PIPE, to capitalize the combined company.

Management

- GH Power International's management following the business combination will be a combination of existing and incoming industry-leading personnel to lead the merged company.

Company Overview



GHPOWER

Introduction to GH Power

GH Power seeks to solve two modern industrial challenges: (1) critical minerals security and (2) modular dispatchable clean power.

Core Value Drivers

Waste to Revenue

Transforms scrap aluminum and iron waste into productive inputs for in-demand industrial products

Critical Minerals

Extracts high-purity alumina (HPA) at 2N – 4N grades for substrate, batteries, LEDs, and semiconductors

Clean Energy

Generates fuel-cell-grade hydrogen and thermal energy via a self-sustaining, near zero-emission reaction

Company Highlights

- Proprietary, patented technology with 2 patents filed and additional IP in the pipeline
- Cost-advantaged production using waste feedstock
- Flexible deployment model: owner/operator, JV co-investment, or project financing
- Significant potential project pipeline across U.S., Canada, and Europe with blue-chip partners

What We Do

GH Power is globally recognized for its pioneering work in waste-to-value scrap metals, producing clean hydrogen, high-purity alumina (HPA), and usable thermal energy through its aluminum reaction process, generating near-zero carbon emissions.



Clean Hydrogen
Clean Alumina
GH Power Reactor
GHPOWER
Dispatchable Clean Energy
Industry Partner
Clean Heat

Our Technology: Turning Metals into Clean Energy

- **Proprietary Modular Reactors:** A new class of clean-energy technology fueled by scrap metal rather than hydrocarbons or nuclear
- **Feedstock is Abundant and Low-Cost:** Industrial and post-consumer aluminum scrap, a stream currently landfilled, downcycled, or exported in most jurisdictions
- **Compact and Scalable:** These reactors can be deployed directly on-site at factories, data centers, and other facilities to deliver reliable, zero-emission energy where it's needed most

Our Value: Closed-Loop Clean Heat, Power, and High-Purity Alumina

- A fully integrated closed-loop system that transforms waste into value at an industrial scale
- GH Power transforms operating expenses and environmental liabilities into long-life assets and recurring profit centers with lasting economic impact

Management Team

Led by a team that has commissioned 20+ power plants, overseen $3B in power plant refurbishments, and managed 8GW+.



David White
CEO

- 30+ years of experience in the construction of power generation facilities
- Bachelor of Science in Chemical Engineering from Queen's University



Gary Grahn
COO

- 25+ years of international experience in developing projects in energy, oil & gas, utilities, mineral & metals
- Managed over $1B of electrical generating assets at Bruce Power (7.2GW of power)



Ken Stewart
Chief Engineer

- 40+ years of power plant experience & industry leader in boiler design & technology
- Engineer of Record for 8 power plants



Michael Miller
Director

- 35+ years in infrastructure private equity & development
- Former Board Member at Kinder Morgan
- Managing Director at Oaktree Capital, & management roles at NextEra Energy



Dave Chin, CPA, CA
CFO

- A senior finance executive with over 30 years of leadership experience across public companies, infrastructure, clean energy, technology, telecommunications and media sections
- He has led multi-billion-dollar financial operations, IPO-readiness initiatives, complex audits, ERP transformations, and strategic transactions

The GH Power Advantage

Industrial Waste to Value

- Unlike mined critical minerals, scrap metal feedstock is onshore, abundant, and non-geopolitical, which insulates production from export controls, tariffs, and supply shocks
- A single on-site asset replaces three separate supply chains and three capex events

Low Cost of Production

- Production costs sit below grey hydrogen and conventional alumina benchmarks

Perfect Fit for Global Megatrends

- Supports supply chain sovereignty, with China currently controlling the majority of critical mineral refining[1]
- Energy transition with microgrid near zero-emission power solution

Commercial Model

- Operational direct builds for long term strategic control
- JV or partnerships have the potential to help accelerate market entry

Proprietary & Patentable Technology

- 1 patent covering aluminum reactor and 1 patent covering iron combustion
- Further potential for additional IP assets

Strategic Relevance to Large Industry

- A growing pipeline of potential partnerships with blue-chip industry participants, including vehicle manufacturers, data centers, and metals and mining companies, reflecting broad technology applicability across high-value end markets

1. International Energy Agency, "With new export controls on critical minerals, supply concentration risks become reality" (October 2025).

Proprietary Technology & Process

Proprietary reactor architecture: the aluminum process generates fuel-cell-grade hydrogen and high-purity alumina from scrap metal and water: fully self-sustaining, clean, and modular by design.

Aluminum Metal Fuel

Feedstock:
Scrap Aluminum & Water



Output:
Hydrogen + Thermal Energy + Aluminum Oxide

*Carbon Offset potential for all outputs

GH Power builds and operates ground-breaking reactors that produce a **high-margin critical mineral** aluminum oxide and fuel-cell-grade hydrogen.

IP Portfolio

The mission at GH Power is to use carbon-free energy carriers, including hydrogen and advanced materials, for energy storage and power generation.

IP	Description
HPA Upgrading (Ready IP)	Carbon-free high-purity alumina production process that is being scaled to support Hamilton HPA operations
Clean Hydrogen Reactor (Patent Application Filed)	Reactor system for continuously producing hydrogen and alumina with pressure and temperature regulation and control
Iron Combustion (Patent Application Filed)	Oxidation of waste iron (Fe) with air for steam/power generation
Iron Hydrogen Production (Underway)	Oxidation of iron with steam for hydrogen generation
Carbon Capture (Underway)	Utilizing CO_2 to make SYNGAS and battery grade solid carbon using waste metals as a fuel – process to permanently lock CO_2 carbon in a solid form
eFuels (Underway)	Generation of carbon neutral eFuels (SAF & Gasoline) utilizing waste metal

Iron Metal Fuel

Feedstock:
Process waste (Baghouse Dust) + Metallic Iron from Red Mud



Output:
Clean Heat + Iron Oxide (Magnetite & Hematite)

*Carbon Offset potential for all outputs

GH Power has produced an iron combustion process using coal-burning assets, **limiting tech risk and capex**, leveraging low-cost, abundant feedstock and selling outputs into large end markets.

Benefits of a GH Power Reactor

A first-of-a-kind technology, we believe a GH Power reactor would provide numerous benefits to customers and end users.

Key Benefits to Customers and End Users

- Closed-loop model: scrap metals converted into productive outputs
- Scalable, modular power solution bespoke to customer requirements
- Low-cost, low-carbon products integrated into supply chain and manufacturing
- Thermal energy for heating, cooling, and power generation
- Alumina used as premium input for batteries, glass, and advanced materials
- Behind-the-meter, co-located energy - eliminates grid dependency
- Energy transition planning to meet corporate ESG and net-zero commitments
- Verified, transferable carbon offset certificates attached to every unit of output
- Multiple revenue streams with capital-efficient deployment and strong ROI

Core Outputs

High-Purity Alumina

Each reactor produces 2N – 4N grade aluminum oxide – a critical mineral for EV batteries, LEDs, and semiconductor substrates

MT Per Year: 5,000

Hydrogen Power

Clean hydrogen fuel for industry, transport, and energy storage – scalable, reliable, and cost-competitive at $1 – 2/kg

Target Cost: $2/kg

Carbon-Free Heat & Power

Reaction thermal energy captured and reused in closed-loop system, supplying on-site dispatchable heat and baseload power

kWh/h Per Barrel: 2,000 (thermal)

*Based on pilot plant

The GH Power Competitive Advantage

Benefits

- GH Power process requires a small amount of start-up power as the process is a self-sustaining exothermic reaction, generating baseload clean energy
- The reactor process has a small footprint, and can be co-located near the end-user, removing significant supply chain costs
- Potential to be the market leader in alumina, with a small emissions footprint, and competitive operating cost structure

Production Benchmarking

Hydrogen	Natural Gas	Electrolysis	GH POWER
Self-Sustaining	Yes	No	Yes ✓
Footprint	Acre	100 acres	Acre ✓
Proximity to End User	Yes	No	Yes ✓
Modular	Yes	No	Yes ✓
Energy Consumption	Net Producer	4 MW for 1 MW	Net Producer ✓
Green	Grey	Power source dependent	Green ✓

High-Purity Alumina	Hydrolysis & Acid Leaching	GH POWER
Clean	No	Yes ✓
Footprint	250,000 sf	15,000 sf ✓
Capex	$270M	$15M ✓
Production (MT)	10,000	10,000 ✓

SMR Alternative – GH Power

Global power demand is surging, and nuclear SMRs are years away, while GH Power's modular hydrogen reactors deliver zero-carbon baseload from recycled metals today, with no uranium, and no NRC licensing.

11 - 12%	3x	$25B+
U.S. data center share of total power demand by 2030[1]	Global pledge to triple nuclear capacity by 2050[2]	Projected investment in SMR market by 2030[3]

Comparison Factor	GH Power	Nuclear SMRs
Regulatory Path	No NRC - chemical process	Several years[4]
Time to Deploy	12 – 24 Months	Years to decade
Capital Cost	Fraction of nuclear FOAK	Billions of dollars FOAK[5]
Fuel Supply	Scrap aluminum (abundant)	HALEU (constrained)[6]
Co-Products	Clean H_2 + alumina + heat	Electricity
Commercial Status	Phase 2 testing complete	No commercial SMR operating in the West[7]

1. McKinsey & Company, "How Data Centers and the Energy Sector Can Sate AI's Hunger for Power" (September 2024).
2. U.S. D.O.E., "COP28 Declaration to Triple Nuclear Energy Capacity by 2050" (December 2023).
3. International Energy Agency, "The Path to a New Era for Nuclear Energy" (January 2025).
4. Nuclear Innovation Alliance, "Nuclear Reactor Licensing 101" (October 2024).
5. U.S. D.O.E., "Pathways to Commercial Liftoff: Advanced Nuclear" (September 2024).
6. U.S. D.O.E., Office of Nuclear Energy, "HALEU Availability Program" (December 2020).
7. World Nuclear Association, "Small Modular Reactor Global Tracker" (February 2026).

Hamilton Asset



GHPOWER

Pilot Plant in Development

Operational facility producing hydrogen, high-purity alumina, and clean heat at commercial scale.

Hamilton Asset Details

Location:
1050 Burlington St. E, Hamilton Facility

Feedstock:
Scrap aluminum provided by local metal aggregator

Power & Heating:
GH Power can power and heat/cool the entire site, providing lower operating costs to the surrounding tenants within redevelopment

Government Funding:
GH Power has received financial support from the federal government

Hamilton Plant Location



Legend
Bus Stop
Bayfront 04
Mohawk 41
Hamilton LRT
Port of Hamilton
West Harbour GO Station
CN Rail Freight Depot
Railroad
N





Initial Production Inputs

Material	Unit	Volume
Aluminum	MT	3,000
Demineralized Water	kL	5,000

Initial Production Outputs

Material	Unit	Volume
Alumina (Al_2O_3)	MT	5,000
Hydrogen (H_2)	MT	350
Thermal Energy	kWh/h	1,000

Hamilton Visualized







Awards & Global Recognition

Make-IT Prize | U.S. Department of Energy[1]

- The U.S. Department of Energy awarded GH Power the Make-IT Prize for Pioneering Metal Fuels – the entry was submitted jointly with Dominion Energy Innovation Center
- The Make-IT Prize recognizes GH Power's initiative of utilizing a zero-waste metals supply chain and aims to deploy cutting-edge metal fuels and recycling technologies for deep industrial decarbonization and clean energy manufacturing
- U.S. DOE identifies GH Power as a Manufacturer of Advanced Key Energy Infrastructure Technologies ("Make-IT")

FedDev Ontario Award | C$2M[3][4]

- FedDev Ontario awarded GH Power C$2 million to scale and commercialize its clean high-purity alumina and hydrogen production technology at the Hamilton reactor facility

NRC of Canada Grant | C$500,000[2][5]

- GH Power is proud to receive C$500,000 in funding from the National Research Council (NRC) of Canada
- A joint collaboration with partners in Canada & Germany
- The project is the development of high-purity alumina with Carleton University

National Research Council Ontario Award | C$2M

- NRC awarded GH Power an additional C$2 million to validate and commercialize its proprietary aluminum-water technology
- Positions GH Power at forefront of clean hydrogen and critical minerals production

GH Power Has Been Globally Recognized by the Following Organizations

Dominion Energy Innovation Center | National Research Council Canada | RWTH Aachen University | U.S. Department of Energy | NREL National Renewable Energy Laboratory | OCED Office of Clean Energy Demonstrations

1. Dominion Energy Innovation Center, "Dominion Energy Innovation Center Receives DOE's MAKE-IT Prize for Pioneering Metal Fuels Manufacturing Strategy" (April 2024).
2. Government of Canada, "Germany BMBF Project-Al-H20-REAC" (January 2023).
3. Government of Canada, "Government of Canada Invests Over $15 million to Strengthen Innovation and Advanced Industries in Greater Toronto and Hamilton Area" (January 2026).
4. Plant, "Federal Government Commits More Than $15M to GTHA Manufacturing Businesses" (January 2026).
5. National Research Council Canada, GH Power Inc. (July 2025).

Market Overview


SJ4740

GHPOWER

Critical Mineral Landscape

"Transportation, infrastructure, defense capabilities, and the next generation of technology rely upon a secure, predictable, and affordable supply of minerals." – Executive Order 14241, Immediate Measures to Increase American Mineral Production (March 2025)[1]

Key U.S. Government Programs & Actions

Program / Action	Description	Date
USGS 2025 Critical Minerals List	60 minerals designated vital to U.S. economy and national security, including aluminum[2]	November 2025
DOE Critical Minerals & Materials Program	~$1B in funding for mining, processing, manufacturing, and byproduct recovery of critical minerals[5]	August 2025
E.O. 14241: Immediate Measures to Increase Mineral Production	Delegates DPA §303 authority to Secretary of Defense; directs DFC to propose a plan to establish mineral production fund; designates projects for FAST-41 Transparency status on Permitting Dashboard[1][3]	March 2025
E.O. 14154: Unleashing American Energy	Directs agencies to secure critical mineral supply chains and expand domestic production[4]	January 2025
CHIPS and Science Act	Semiconductor manufacturing incentives sustaining downstream demand for HPA substrates and advanced ceramics[6]	2022
§45X Advanced Manufacturing Production Credit	10% production credit for applicable U.S.-produced critical minerals; modified by OBBBA (2025)[7]	2022 / amended 2025

Aluminum & High-Purity Alumina as a Critical Mineral

Aluminum was reaffirmed as a critical mineral on the ***USGS 2025 Final List***[2]*, published in the Federal Register at* ***90 FR 50494*** *on November 7, 2025.* ***High-purity alumina (HPA)*** *is a processed derivative of aluminum oxide (Al_2O_3) with purity levels of* ***99.99% and above,*** *an essential input for Li-ion battery separators, semiconductor substrates, and LED sapphire manufacturing.* ***Asia-Pacific accounts for ~74% of the global HPA market (as of 2024).***[8]

1. The White House, "Immediate Measures to Increase American Mineral Production" (March 2025).
2. Federal Register, "Final 2025 List of Critical Minerals" (November 2025).
3. U.S. Federal Permitting Dashboard, "Fast-41 Transparency Projects" (April 2026).
4. The White House "Unleashing American Energy" (January 2025).
5. U.S. D.O.E. "Energy Department Announces Actions to Secure American Critical Minerals and Materials Supply Chain" (August 2025).
6. U.S. Congress, "CHIPS and Science Act of 2022" (August 2022).
7. One Big Beautiful Bill "H.R.1-An act to provide for reconciliation pursuant to title II of H. Con. Res. 14."
8. Grand View Research, "High-Purity Alumina Market Size (2025 – 2030)" (2025).

Alumina Pricing & Market Size

Alumina Demand Drivers

Supply Chain On-Shoring[1]	Semiconductor & AI Growth	Energy Storage & EV Battery Boom	ESG & Clean Technology
~74% of global HPA production (as of 2024) is Asia-Pacific dominated as western buyers are aggressively seeking non-China alternatives such as GH Power	Continued growth in computing, IoT, and AI is increasing demand for advanced semiconductor materials where HPA is a key input	EV battery production is driving exponential HPA demand, and ceramic-coated separators are now standard for EV & battery safety	HPA produced through low-carbon or waste-to-value processes aligns with green sourcing mandates of Tier-1 manufacturers

Alumina Market Pricing by Purity Grade (US$/kg)[2]



Price (US$/kg)
$50
$20
$10
$5
$0.5
SGA (99.7%)
3N (99.9%)
4N (99.99%)

Alumina Market Overview[1]

- Global HPA market valued at **$4.6B** in 2024, projected to reach **$15.8B** by 2030 **(23% CAGR)**
- Asia-Pacific commands ~**74%** of global market share (as of 2024), driven by China's semiconductor and LED manufacturing dominance
- 4N grade (99.99%) accounted for a revenue share of **41%** in 2024

1. Grand View Research, "High-Purity Alumina Market Size (2025 – 2030)" (2025).
2. Internal management estimates.

Large End Markets for Critical Minerals & Energy

Positioned for Growth

- GH Power operates at the intersection of rapidly growing markets and is well positioned to capture substantial growth
- Originated a strong sales pipeline with prospective blue-chip buyers within respective industries
- Carbon-neutral energy solutions are in high demand as industries decarbonize
- Iron oxide market driven by demand in pigments, catalysts, metallurgical applications, and steel production

Alumina Demand Drivers

- **Li-Ion Batteries in Electric Vehicles & battery for power storage**
- **Semiconductor substrates**
- **LED Lighting**
- **Scratch-Proof Glass (Smartphones)**
- **Defense Equipment**

High-Purity Alumina Market Size[1]


$4.63B
$15.81B
2024
2030

Magnetite Market Size[2]


$73.4B
$122.8B
2025
2034

Hydrogen Market Size[3]


$214.7B
$380.1B
2025
2035

1. Grand View Research, "High-Purity Alumina Market Size (2025 – 2030)" (2025).
2. Data Intelo, "Magnetite Market" (April 2026).
3. Global Market Insights, "Global Hydrogen Market Size & Share 2026 – 2035" (January 2026).

Data Center Market Overview

Massive growth in data centers from the AI revolution is straining global power supply. Virginia and Texas, two of the top three U.S. data center markets, are GH Power's primary entry points, offering access to premium pricing for clean, independent power.

1,500+
TWh Global by 2030[2]

665
Data Centers in Virginia[3]

413
Data Centers in Texas[3]

Data Center Electrical Consumption[1]



1000
800
600
400
200
0
2020
2022
2024
2026
2028
2030
Projected
Europe
China
United States

Data Centers by State[3]



Data Centers by State
Number of Data Centers
Washington
Oregon
New York
Georgia
Arizona
Ohio
Illinois
California
Texas
Virginia
0
100
200
300
400
500
600
700

GH Power Advantage

- Clean, baseload power from aluminum waste, 24/7 firm supply, no intermittency
- Behind-the-meter deployment bypasses multi-year grid interconnect queues
- Scalable, modular capacity sited near VA/TX hyperscale demand

1. IEA, "Energy Demand From AI" (April 2025).
2. S&P Global, "Global Data Center Power Demand Expected to Almost Double by 2030" (November 2025).
3. Electric Choice, "U.S. Data Center Power Consumption Map" (March 2026).

Hydrogen Market Overview

Hydrogen Market – Key Highlights[1]

~$110B	510	50%+	6 mtpa
Committed investment globally (up $35B in the past year)	Projects past FID, under construction, or operational	Annual investment growth since 2020	Committed hydrogen capacity today

Market is Real and Accelerating[1]

- Committed investment has grown ~10x since 2020 to $110B across 510 projects
- 1 mtpa operational today; 5 mtpa more under construction or past FID
- Total pipeline of 1,749 projects; ~$695B in potential investment
- Industry maturing on same curve as solar, wind, and batteries

Demand is Bottleneck & Opportunity[1]

- Only 3.6 mtpa binding off-take globally vs. 6 mtpa committed supply
- >8 mtpa of demand carries a policy-supported business case by 2030
- Additional 13 mtpa unlockable with modest cost and infrastructure gains
- 88% of CEOs cite demand-side support as most impactful lever

1. Hydrogen Council & McKinsey, "Global Hydrogen Compass 2025" (September 2025).

Applications / End Users



GHPOWER

GH Power Applications

GH Power's modular reactors use scrap metals and water to create hydrogen and thermal energy (heat). The result is reliable, on-site energy that helps municipalities, hospitals, data centers, factories, and supply chains cut emissions where they start.

End User Applications


Municipalities


Hospitals


Data Centers


Factories


Supply Chains

- Modular units scale from megawatts to gigawatts
- Factory-built product streamlines site deployment
- Energy-dense design minimizes plant footprint
- Integration with renewable energy and grid power

OUR IMPACT[1]

For most companies, Scope 3 emissions typically represent ~90% of total emissions.[1] Decarbonizing operations and product offerings presents many companies with the most significant opportunity in a generation.[2]

1. McKinsey & Company, "Tackling Scope 3 Emissions Through Supplier Collaboration" (January 2024).
2. McKinsey & Company, "Decarbonize and Create Value: How Incumbents Can Tackle the Steep Challenge" (October 2023).

Data Centers Prospective Opportunity

The AI boom has sent global data center demand soaring. GH Power's solution is purpose-built for data center developers seeking physically isolated redundancy in the form of a cleaner baseload microgrid.

Product Highlights

- Low-emission thermal energy for baseload power generation
- Ability to blend natural gas with low-carbon hydrogen in existing power generation technologies for on-site, behind-the-meter power and cooling
- Co-located, off-grid behind-the-meter power production
- Modular and scalable — add reactor barrels as demand grows



GHPOWER
BLUEGREEN

Potential Business Development Pipeline Opportunity

1

Project 1
Virginia, USA

Project 1 has targeted GH Power to support the data center surge in the state of Virginia with clean hydrogen and thermal energy

2

Project 2
Texas, USA

Project 2 is a data center developer that has identified GH Power as a potential power provider for its facilities

3

Projects 3 & 4
Global Portfolio (U.S. & Europe)

Projects 3 & 4 are carrying out due diligence on GH Power's technology to roll out hydrogen generation within their portfolio

Auto Manufacturing Co-Location

*Auto manufacturers typically pay to dispose of scrap aluminum – GH Power, however, co-locates on-site and converts that waste into four revenue-generating products, **effectively turning an operating cost into an asset.***

Product Highlights

- Closed-loop model – scrap metal processed on-site into productive outputs
- Clean thermal energy for paint drying, curing, and on-site power generation
- Low-carbon alumina fed back into OEM supply chain as premium input
- Verifiable carbon offset certificates to offset Scope 1 and 2 emissions
- Small footprint – reactor fits within existing factory campus
- Ease of operations – automated, minimal staffing required
- Standardized equipment and processes designed to scale across plants

Business Development Pipeline - OEMs

Early discussions with car manufacturers are underway. The companies are considering GH Power's technology to be co-located with their existing operations. The groups can also provide scrap aluminum in the respective supply chain and receive all four of GH Power's products.


H_2

Project Pipeline



GHPOWER

Scalable Investment

With the successful operations of GH Power's novel reactor processes in Hamilton, Ontario, the technology is now transitioning from development activities to initial commercial operations. Following the first commercial reactor, the company plans to scale its technology through its potential project pipeline alongside blue-chip strategic partners. Through an international roadshow, GH Power has originated a robust potential pipeline with strong demand for its clean alumina, hydrogen, dispatchable heat, and carbon offset certificates in the marketplace.

Work Plan

Formalize Project to FID	Legal documentation, siting, and front-end engineering work
Develop Binding Off-take and Feedstock Agreements	Alumina, Hydrogen, and Thermal Energy
Grants & Public-Private Participation	Funding and credits for clean power and alumina
Secure Institutional Funding Partner	Scalable capital partner
Build Country Specific Corporate Infrastructure	Project oversight, local engineering resources, procurement, sales and marketing

GH Power Peer Group



GHPOWER

Peer Group Valuations

Peer Groups[1][2]

Critical Minerals — High-Purity Alumina — Hydrogen / Fuel-Cell — Renewable IPP — SMR / Nuclear

GH Power Peer Group – Enterprise Value



Andromeda Metals
Nel ASA
Ballard Power
Alpha HPA
Critical Metals Corp
FuelCell Energy
NuScale Power
USA Rare Earth
Centrus Energy
Plug Power
Boralex
Innergex*
Northland Power
MP Materials
Clearway Energy
BWX Technologies
Bloom Energy
0
10
20
30
40
50
60
70
US $ Billions
Critical Minerals
High-Purity Alumina / Advanced Materials
Hydrogen / Fuel-Cell
Renewable IPP / Low-Cost Power
SMR / Nuclear

1. FactSet – Enterprise Values as of 7/16/2026 in USD.
2. *Acquired July 2025 for C$10.0B (US$7.1B) – Innergex, "La Caisse Completes Acquisition of Innergex" (July 2025).

Company Comparables

Company	Market Capitalization(1)(2)	Peer Group	Core Focus
Bloomenergy	$58.8B	Hydrogen/Fuel-Cell	Produces solid oxide fuel cells that generate on-site electricity from natural gas, biogas, and hydrogen
BWXT	$15.9B	SMR/Nuclear	Manufactures nuclear reactors, fuel, and components and provides nuclear services to government customers
MP Materials	$8.1B	Critical Minerals	Operates the only active U.S. rare earth mine and is building a fully integrated domestic magnet supply chain
Innergex	$7.1B*	Renewable IPP	Develops and operates hydroelectric facilities, wind farms, solar farms, and energy storage facilities
Clearway	$6.9B	Renewable IPP	One of the largest owners of U.S. clean energy generation assets across wind, solar, and battery energy storage
Northland Power	$4.0B	Renewable IPP	Builds and operates offshore and onshore wind, solar, battery energy storage, and natural gas energy assets
USA Rare Earth	$3.6B	Critical Minerals	Building a fully integrated mine-to-magnet rare earth supply chain anchored in the United States
Plug	$3.0B	Hydrogen/Fuel-Cell	Operates a fully integrated hydrogen ecosystem across production, storage, delivery, and power generation
Centrus	$2.9B	SMR/Nuclear	American supplier of nuclear fuel and services for the nuclear power industry
NuScale	$2.8B	SMR/Nuclear	Industry-leading provider of proprietary and innovative small modular reactor (SMR) technology
Boralex	$2.7B	Renewable IPP	Develops and operates wind farms, solar facilities, hydropower stations, and energy storage sites
FuelCell Energy	$1.4B	Hydrogen/Fuel-Cell	Delivers modular fuel cell systems providing continuous baseload power for data centers, industrials, and utilities
Critical Metals Corp	$985.6M	Critical Minerals	Advancing one of the world's largest undeveloped rare earth hard-rock deposits in Greenland
Ballard	$831.5M	Hydrogen/Fuel-Cell	Develops hydrogen PEM fuel cells for buses, trucks, marine, and stationary power applications
Alpha HPA	$569.5M	High-Purity Alumina	Produces ultra-high-purity alumina and aluminum materials using proprietary solvent extraction technology
nel	$413.5M	Hydrogen/Fuel-Cell	Specializes in developing and manufacturing alkaline and PEM technology for production of renewable hydrogen
Andromeda Metals	$22.7M	High-Purity Alumina	Australian metals and mining operation advancing high-purity alumina production using kaolin feedstock

1. FactSet – Market Capitalization Values as of 7/16/2026 in USD.
2. *Acquired July 2025 for C$10.0B (US$7.1B) – Innergex, "La Caisse Completes Acquisition of Innergex" (July 2025).

Risk Factors



GHPOWER

Risk Factors

An investment in GH Power, Matinas and the combined company involves a high degree of risk. The risks summarized below are not exhaustive and are qualified by the more detailed risk factor disclosure to be included in the Form F-4 registration statement and related proxy statement/prospectus filed with the SEC, as well as Matinas's and GH Power International's other SEC filings. Recipients should carefully consider these risks and all other available information before making any investment or voting decision. Additional unknown or currently immaterial risks may also materially adversely affect the Companies' business, financial condition, results of operations, prospects and securities value.

Risks Related to GH Power's Business and Industry

- GH Power's independent registered public accounting firm has expressed substantial doubt as to GH Power's ability to continue as a going concern.
- GH Power has a limited operating history, has not yet generated material revenues and may require substantial additional financing to execute its business plan; failure to obtain such financing on acceptable terms, or at all, could delay or prevent commercialization.
- GH Power's business depends primarily on the successful development, commissioning, scaling and commercialization of its hydrogen reactor platform and related hydrogen and alumina products, and a mass market for these products may take longer to develop than anticipated or may never develop.
- GH Power's hydrogen and alumina off-take arrangements and strategic relationships remain subject to successful commissioning, customer qualification and other conditions precedent, and may not result in material revenue.
- GH Power's iron-based reactor platform is at an earlier stage of development and may not achieve commercial viability.
- GH Power's Hamilton facility and future projects are subject to extensive permitting, environmental, safety and other regulatory requirements, and delays or failures in obtaining or maintaining required permits and approvals could materially adversely affect GH Power's commercialization timeline and results of operations.
- GH Power faces significant competition from established and emerging producers of hydrogen, alumina and alternative energy and materials, and shifts in the relative costs of, and consumer demand for, oil, natural gas, nuclear, hydropower and other energy sources could materially adversely affect GH Power's business.
- GH Power's results depend on its ability to source aluminum and other raw materials, energy, equipment and labor in sufficient quantities and on commercially reasonable terms, and inflationary pressures, supply chain and construction costs.
- One of the outputs from GH Power's reactor is hydrogen gas, which is extremely flammable and inherently dangerous, and operational, product quality, long-term performance and safety issues could expose GH Power to liability claims, reputational harm and regulatory action.
- GH Power may not be able to adequately obtain, maintain, protect or enforce its intellectual property rights, which could harm the value of its technology and brand and adversely affect its competitive position.
- GH Power's success depends on its ability to attract, retain and effectively manage key personnel and to manage anticipated growth, and the loss of key personnel or failure to scale operations could materially adversely affect its business.
- GH Power's potential generation and monetization of verifiable carbon credits is subject to evolving international carbon standards, verification requirements, carbon pricing initiatives and emission trading regulations, any of which could materially reduce or eliminate the value of such credits.
- GH Power is subject to Canadian and other applicable data privacy, security, environmental, health, safety and anti-corruption laws and regulations, and any failure (or alleged failure) to comply, or misconduct by employees, subcontractors or partners, could result in significant fines, civil or criminal sanctions, litigation and reputational harm.
- Increased stakeholder focus on environmental, social and governance (ESG) matters, and changes in related disclosure and regulatory requirements, could increase compliance costs and impact GH Power's access to capital, customers and personnel.

CONTINUED ON PAGE 38

Risk Factors Cont.

Risks Related to the Business Combination and PIPE Financing

- Failure to obtain required Matinas stockholder approval, GH Power shareholder or securityholder approval, or required Ontario court orders would prevent completion of the Business Combination and could result in substantial costs, diversion of management time, and, in specified circumstances, payment of termination fees or expense reimbursement.
- Other closing conditions, including SEC effectiveness of the Registration Statement, NYSE American listing approval, confirmation of Pubco's foreign private issuer status, accuracy of representations and warranties, performance of covenants, and absence of a continuing uncured Material Adverse Effect, may not be satisfied.
- Governmental actions or stockholder litigation challenging the Business Combination could delay or prevent closing or result in additional costs or restrictions.
- The PIPE Financing may not be consummated on the expected terms, in the expected amounts, or at all, which could prevent or delay closing and adversely affect the capitalization and liquidity of the post-closing company.
- Failure to obtain or maintain NYSE American listing of Pubco common shares could prevent closing or materially impair liquidity and trading prices.
- Pubco's pre-closing right to adjust the number of Pubco common shares into which each share of Matinas common stock will convert, the aggregate consideration allocation specified in the Plan of Arrangement, and the rounding down of fractional shares could reduce or otherwise affect the per-share consideration, ownership percentage, voting power, and economic interests of Matinas stockholders.
- The issuance of Pubco shares in the Business Combination and the PIPE Financing, together with assumed or substituted options and warrants, the Pubco Equity Plan, and future equity issuances, may result in significant dilution to existing Matinas stockholders.
- Sales of substantial amounts of Pubco common shares following the expiration or waiver of lock-up restrictions could depress trading prices.
- Matinas stockholders may have appraisal rights only to the extent available under Section 262 of the DGCL, while GH Power shareholders who properly exercise dissent rights under the Ontario plan of arrangement may be entitled to receive fair value, which could increase transaction costs.
- The Business Combination Agreement contains an Outside Date, termination rights exercisable in specified circumstances, reciprocal $1,000,000 termination fees, expense reimbursement obligations in certain termination scenarios, and restrictions on alternative transactions, any of which could impose material costs if the Business Combination is not consummated.
- The combined company may fail to realize the anticipated strategic, operational, and financial benefits of the Business Combination, and integration may be more difficult, costly, or time-consuming than expected.
- Loss of key personnel, or failure to recruit and retain qualified personnel, could impair execution of the post-closing company's strategy.
- The intended U.S. federal income tax treatment of the Business Combination, including qualification under Section 351 of the Code, may not be achieved, and U.S. and non-U.S. holders may face complex and potentially adverse tax consequences from the cross-border structure.
- The final accounting treatment and pro forma presentation of the Business Combination may differ from current expectations and could materially affect reported financial condition and results of operations.

CONTINUED ON PAGE 39

Risk Factors Cont.

Risks Related to Ownership of GH Power International's Securities

- Volatility, limited trading history and a potentially limited public float could result in significant and sudden declines in the trading price of GH Power International common shares.
- Future securities issuances and outstanding options and warrants may create an overhang and depress the market price of GH Power International common shares.
- GH Power International does not expect to pay dividends for the foreseeable future, and Ontario law solvency tests, holding-company structure and subsidiary-level restrictions may limit any future dividends or repurchases.
- Provisions of GH Power International's governing documents and Ontario corporate law, including authorized blank-check preferred shares, advance-notice and exclusive-forum by-laws, no cumulative voting and home-country governance practices, may delay or discourage a change of control and limit shareholder rights.
- Significant shareholders, including former GH Power securityholders and PIPE investors, may have the ability to exert substantial influence over GH Power International, and their interests may differ from those of other shareholders.
- Exchange-rate fluctuations and Canadian non-resident withholding tax could reduce the value of distributions and sale proceeds to U.S. and other non-Canadian holders.
- GH Power International could be classified as a passive foreign investment company (PFIC) for U.S. federal income tax purposes, which could subject U.S. investors to adverse tax consequences and additional reporting obligations.
- As a foreign private issuer, GH Power International will be exempt from certain Exchange Act requirements (including Form 10-Q, Form 8-K, Section 14 proxy rules, Section 16 reporting and short-swing recovery, and Regulation FD) and may follow certain home-country governance practices in lieu of NYSE American rules, which may result in less timely or less extensive information to investors and reduced protections.
- GH Power International may lose its foreign private issuer status in the future, which would significantly increase compliance costs and obligations.
- GH Power International qualifies as an emerging growth company under the JOBS Act, and reliance on related exemptions and the extended accounting-standards transition period may make GH Power International common shares less attractive to investors and may render financial statements less comparable.
- It may be difficult to enforce civil liabilities against GH Power International and certain of its directors and officers, and the exclusive-forum by-law may further limit shareholder remedies and prospects, as well as the value of any securities of the combined company.



Corporate Presentation
July 2026

GHPOWER